FORM 11-K


SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

     OR
[ ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the fiscal year ended December 31, 1994


HARSCO CORPORATION SAVINGS PLAN
(Full title of the Plan)


HARSCO CORPORATION
(Name of issuer of the securities held pursuant to the Plan)


Camp Hill, PA  17001-8888
(Address of principal executive office)


Telephone - (717) 763-7064




Financial Statements and Exhibits

(a)  Financial Statements.

The financial statements filed as part of this report are listed in the Index to Financial Statements included herein.

(b)  Exhibits.

     (1)  Consent of Independent Accountants

     (2)  Participant's Statement of Account

     (3)  Appendix B to Savings Plan

     (4)  Description of Federal Tax Considerations




HARSCO CORPORATION SAVINGS PLAN
INDEX TO FINANCIAL STATEMENTS
FORM 11-K ANNUAL REPORT
_______________

                                                                   Form 11-K
                                                                     Pages
                                                                   _________
Report of Independent Accountants                                    4 - 5

Financial Statements:

  Statements of Net Assets Available for
  Benefits with Fund Information:

    December 31, 1994 - Harsco Common Stock Fund
    (commingled), Fixed Income Fund, Fidelity Magellan
    Fund, S&P 500 Fund, International Equity Fund, Asset
    Allocation Fund, and Participant Loans                             6
    December 31, 1993 - Funds A and C (commingled),
    Funds B, E, and F                                                  7

  Statement of Changes in Net Assets Available for
  Benefits with Fund Information for the year ended:

    December 31, 1994 - Harsco Common Stock Fund
    (commingled), Fixed Income Fund, Fidelity Magellan
    Fund, S&P 500 Fund, International Equity Fund, Asset
    Allocation Fund, and Participant Loans                             8

  Notes to Financial Statements                                      9 - 15

Supplemental Schedules:

  Assets Held for Investment Purposes as
  of December 31, 1994 - 27(a) <F1>                                    16

  Reportable Transactions for the year ended
  December 31, 1994 - 27(d) <F1>                                       17


<F1> Refer to item numbers in Form 5500 (Annual Return/Report of
     Employee Benefit Plan) for the plan year ended December 31, 1994.




REPORT OF INDEPENDENT ACCOUNTANTS

To the Plan Administrative Committee
of the Harsco Corporation Savings Plan:

We have audited the accompanying financial statements of the Harsco Corporation Savings Plan listed in the index on page 3 of this Form 11-K. These financial statements are the responsibility of the Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 5 to the financial statements, effective January 1, 1994, the Harsco Corporation Savings Plan II was merged into the Harsco Corporation Savings Plan. Also effective January 1, 1994, the Harsco BMY-Combat Systems Division participants in the Harsco Corporation Savings Plan (and their respective account balances) were transferred out of the Harsco Corporation Savings Plan to a transitional savings plan established by United Defense L.P., a limited partnership consisting of FMC Corporation and Harsco. Effective July 1, 1994, the Sherwood Selpac Corporation Profit Sharing Thrift Plan was merged into the Harsco Corporation Savings Plan.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1994 and 1993, and the changes in net assets available for benefits for the year ended December 31, 1994 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for benefits with fund information and the statement of changes in net assets available for benefits with fund information is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in the notes to the supplemental schedules, information provided by the trustee and presented in the schedules of investments and reportable transactions does not disclose the historical cost of certain plan assets held by the Plan trustee. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

As discussed in Note 2 to the financial statements, the Company changed its method of accounting for participant withdrawals in 1993.


COOPERS & LYBRAND L.L.P.
Philadelphia, Pennsylvania
July 13, 1995




HARSCO CORPORATION SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION December 31, 1994


                                           Harsco
                                           Common        Fixed      Fidelity        S & P   International   Asset
                                           Stock        Income      Magellan         500       Equity     Allocation   Participant
                            Total          Funds         Fund         Fund          Fund        Fund         Fund         Loans
                          __________    __________    __________    _________    _________    _________    _________    _________
Assets

Investments, at fair value (Note 2):
  Harsco Corporation
  1,238,548 shares of
  common stock           $50,625,650   $50,625,650   $        -    $        -   $        -   $        -   $        -   $        -

  Mutual Funds            19,473,579             -            -     8,744,862    5,098,218    1,463,677    4,166,822            -

  Short-term investments     643,014       512,114       35,217        95,683            -            -            -            -

  Bank Common Trust Funds  2,115,359             -    2,115,359             -            -            -            -            -

  Participant loans        3,313,458             -            -             -            -            -            -    3,313,458
                          __________    __________    __________    _________    _________    _________    _________    _________
                          76,171,060    51,137,764     2,150,576    8,840,545    5,098,218    1,463,677    4,166,822    3,313,458

Investments, at contract value (Note 2):

  Guaranteed rate group
  annuity contract         9,951,520             -     9,951,520            -            -            -            -            -
                          __________    __________    __________    _________    _________    _________    _________    _________
Total investments         86,122,580    51,137,764    12,102,096    8,840,545    5,098,218    1,463,677    4,166,822    3,313,458
                          __________    __________    __________    _________    _________    _________    _________    _________

Contributions Receivable:

  Employer's                 113,070       113,070             -            -            -            -            -            -

  Participants'              302,218       140,197        40,611       54,361       25,603       11,603       29,843            -

Interest Receivable            2,766         2,520             -          246            -            -            -            -

Securities Sold               64,921        64,921              -           -            -            -            -            -
                          __________    __________    __________    _________    _________    _________    _________    _________

    Total receivables        482,975       320,708        40,611       54,607       25,603       11,603       29,843            -
                          __________    __________    __________    _________    _________    _________    _________    _________

    Total assets          86,605,555    51,458,472    12,142,707    8,895,152    5,123,821    1,475,280    4,196,665    3,313,458

Liabilities
  Securities Purchased       (85,839)      (67,167)            -      (18,672)           -            -            -            -

                          __________    __________    __________    _________    _________    _________    _________    _________
    Net assets available
    for benefit          $86,519,716   $51,391,305   $12,142,707   $8,876,480   $5,123,821   $1,475,280   $4,196,665   $3,313,458
                          __________    __________    __________    _________    _________    _________    _________    _________
                          __________    __________    __________    _________    _________    _________    _________    _________




The accompanying notes are an integral part of the financial statements.




HARSCO CORPORATION SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION December 31, 1993


                                                             Harsco
                                                            Common            Fixed            Managed          Indexed
                                                             Stock            Income           Equity           Equity
                                             Total        Funds A & C         Fund B           Fund E           Fund F
                                          __________       __________       __________       __________       __________
Assets

Investments, at fair value (Note 2):
  Harsco Corporation 1,600,001
    shares of common stock               $65,000,026      $65,000,026      $         -      $         -       $        -

  Mutual Funds                             7,039,418                -                -        4,741,050        2,298,368

  Short-term investments                         622              388              143               64               27
                                          __________       __________       __________       __________       __________
                                          72,040,066       65,000,414              143        4,741,114        2,298,395

Investments, at contract value (Note 2):
  Guaranteed rate group
  annuity contract                        17,218,187                -       17,218,187                -                -
                                          __________       __________       __________       __________       __________
    Total investments                     89,258,253       65,000,414       17,218,330        4,741,114        2,298,395
                                          __________       __________       __________       __________       __________
Contributions Receivable:
  Employer's                                 365,228          365,228                -                -                -

  Participants'                            1,522,893          797,358          318,503          257,858          149,174

Interest Receivable                           32,759                -                -                -           32,759

Receivable from Harsco Savings Plan II        43,817           43,817                -                -                -
                                          __________       __________       __________       __________       __________
    Total receivables                      1,964,697        1,206,403          318,503          257,858          181,933
                                          __________       __________       __________       __________       __________
Interfund balance                                  -          (19,188)          19,188                -                -
                                          __________       __________       __________       __________       __________
    Total assets                          91,222,950       66,187,629       17,556,021        4,998,972        2,480,328
                                          __________       __________       __________       __________       __________
  Net assets available for benefits      $91,222,950      $66,187,629      $17,556,021      $ 4,998,972      $ 2,480,328
                                          __________       __________       __________       __________       __________
                                          __________       __________       __________       __________       __________




The accompanying notes are an integral part of the financial statements.



HARSCO CORPORATION SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND
INFORMATION
For the year ended December 31, 1994


                                     Harsco
                                     Common      Fixed      Fidelity      S & P     Indexed  International    Asset
                                     Stock       Income     Magellan       500       Equity      Equity    Allocation  Participant
                       Total         Funds        Fund        Fund         Fund       Fund        Fund        Fund        Loans
                     __________   __________   __________   _________   _________   _________   _________   _________   _________
Assets
Additions to net
assets attributed to:

  Investment income
    Net appreciation/
    (depreciation) in
    the fair value of
    investments     $   751,520  $   828,582   $        -  $ (316,768) $  149,133  $        -  $   26,942  $   63,631   $       -

  Dividends           2,007,605    1,708,525            -     299,080           -           -           -           -           -

  Interest-short-term
    investments         141,147       29,512       83,913      27,722           -           -           -           -           -
  Interest-group
    annuity contracts   530,720            -      530,720           -           -           -           -           -           -
  Interest-
    participant loans   116,093            -            -           -           -           -           -           -     116,093
                     __________   __________   __________   _________   _________   _________   _________   _________   _________
                      3,547,085    2,566,619      614,633      10,034     149,133           -      26,942      63,631     116,093

  Cash Contributions:
    Employer's, less
    forfeitures of      $88,956    3,419,920    3,419,920           -           -           -           -           -           -

    Participants'     9,633,069    3,270,776    1,171,631   2,252,794   1,227,727           -     482,595   1,227,546           -

  Transfers from other plans:
    Harsco Corporation
    Savings Plan II  11,953,849    9,181,629    1,691,616     678,037           -     402,567           -           -           -
    Sherwood Selpac
    Corporation Plan  2,012,512            -    1,644,528           -     367,984           -           -           -           -
                     __________   __________   __________   _________   _________   _________   _________   _________   _________
                     13,966,361    9,181,629    3,336,144     678,037     367,984     402,567           -           -           -
                     __________   __________   __________   _________   _________   _________   _________   _________   _________
  Total additions    30,566,435   18,438,944    5,122,408   2,940,865   1,744,844     402,567     509,537   1,291,177     116,093
                     __________   __________   __________   _________   _________   _________   _________   _________   _________

Deductions
  Deductions from net
    assets attributed
    to Employee
    withdrawals       5,748,484    3,894,944    1,162,680     283,450     205,710           -      25,679     106,757      69,264

  Transfers to
  UDLP Plan          29,521,185   21,257,566    5,234,847   1,957,002   1,071,770           -           -           -           -
                     __________   __________   __________   _________   _________   _________   _________   _________   _________
    Total deductions 35,269,669   25,152,510    6,397,527   2,240,452   1,277,480           -      25,679     106,757      69,264
                     __________   __________   __________   _________   _________   _________   _________   _________   _________

  Net increase/(decrease)
    prior to Interfund
    transfers        (4,703,234)  (6,713,566)  (1,275,119)    700,413     467,364     402,567     483,858   1,184,420      46,829

  Interfund transfers         -   (8,082,758)  (4,138,195)  3,177,095   4,656,457  (2,882,895)    991,422   3,012,245   3,266,629
                     __________   __________   __________   _________   _________   _________   _________   _________   _________
    Net increase/
    (decrease)       (4,703,234) (14,796,324)  (5,413,314)  3,877,508   5,123,821  (2,480,328)  1,475,280   4,196,665   3,313,458

Net assets available for benefits:
  December 31,
  1993               91,222,950   66,187,629   17,556,021   4,998,972           -   2,480,328           -           -           -
                     __________   __________   __________   _________   _________   _________   _________   _________   _________
  December 31,
  1994              $86,519,716  $51,391,305  $12,142,707  $8,876,480  $5,123,821  $        -  $1,475,280  $4,196,665  $3,313,458
                     __________   __________   __________   _________   _________   _________   _________   _________   _________
                     __________   __________   __________   _________   _________   _________   _________   _________   _________



The accompanying notes are an integral part of the financial statements.




NOTES TO FINANCIAL STATEMENTS OF SAVINGS PLAN


1.  General Description of Plan:

The following description of the Harsco Corporation Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan designed to comply with the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA") and with the requirements for qualification under Sections 401(a) and 401(k) of the Internal Revenue Code (the "Code").

All employees (including officers) who receive a stated weekly, hourly, monthly or annual rate of compensation and are employed by Harsco Corporation (the "Company") or any subsidiary or other related company of either the Company or a subsidiary which adopts this Plan with the approval of the Company shall be covered by, or remain covered by, this Plan, are deemed ("Eligible Employees"). Appendix B of the Plan and as amended from time to time, shall identify the collective bargaining units representing Eligible Employees under this Plan and the date as of which their coverage commenced. An employee who has completed at least one thousand (1,000) hours of service during the twelve (12) month period beginning with the date of commencement of his employment is deemed an "Eligible Employee".

To participate in the Plan, an Eligible Employee must elect to contribute to the Plan through payroll deductions each pay period in whole percentages from 1% to 16% of compensation received for services as an employee of the Company or any subsidiary of the Company. The participant shall designate what percentage of such contributions will be "Pre-Tax Contributions" and what percentage will be "After-Tax Contributions." A participant who makes Matched Pre-Tax and/or Matched After-Tax Contributions in an aggregate amount of 6% of his compensation may also elect to contribute from 1% to 10% of his compensation as an Unmatched Pre-Tax and/or Unmatched After-Tax Contribution. In no event during the year may (a) Matched Pre-Tax and Matched After-Tax Contributions exceed 6% of compensation, (b) Unmatched Pre-Tax and Unmatched After-Tax Contribution exceed 10% of compensation or (c) Pre-Tax Contributions exceed the amount specified by the Internal Revenue Service code which is $9,240. Pre-Tax Contributions shall constitute a reduction in the participant's taxable income for purposes of Section 401(k) of the Code but for the purpose of the Company's tax deductions, shall be considered contributions made by the Company. After-Tax Contributions will be considered to be the participant's contributions to the Plan and shall not constitute a reduction in the participant's taxable income for the purposes of Section 401(k) of the Code.

Pursuant to the Plan, the Company will make monthly contributions in cash to the Trustee for the account of each participant in an amount equal to 50% of the first 6% of such participants' compensation designated as Matched Pre-Tax Contributions and/or Matched After-Tax Contributions. These contributions are referred to as "Company Matching Contributions".

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's Matching and Prior Match Accounts is based on years of vesting service. A participant is 100% vested after five years of credited service.

Investment management fees related to the Harsco Common Stock Fund, the Fixed Income Fund, and the Fidelity Magellan Fund are paid by the Company. Investment management fees related to the S&P 500 Fund, the International Equity Fund, and the Asset Allocation fund are paid by the Plan participants. Recordkeeping fees and participant directed investment fund change fees (not in excess of four changes per plan year) are paid by the Company.

Effective April 1, 1994, participants may borrow from their fund accounts a minimum of $500 to a maximum of 50% of their vested account balance, not to exceed $50,000. Loan transactions are treated as a transfer to (from) the respective investment fund(s) from (to) the Participant Loans fund. The Participant may choose the loan repayment period, not to exceed five years. However, the term may be for any period not to exceed 15 years if the purpose of the loan is to acquire the Participant's principal residence. The loans are secured only by the portion of the Participant's Account from which the loan is made and bear interest at a rate commensurate with local prevailing rates as determined periodically by the Plan administrator. Interest rates, based on the Trustee's prime rate plus one percent, ranged from 7.25% to 9.50% during 1994. Principal and interest is paid ratable through monthly payroll deductions.

While the Company has not expressed any intent to discontinue the Plan, it reserves the right to terminate the Plan at any time or discontinue contributions thereunder. In the event such discontinuance resulted in the termination of the Plan, the accounts of each affected employee who has not yet incurred a Break in Service shall be fully vested. Complete distributions or withdrawals would be distributed to plan participants and beneficiaries in proportion to their respective account balances.

2.  Summary of Significant Accounting Policies:

Basis of Accounting:

The financial statements of the Plan are prepared under the accrual method of accounting.

Payment of Benefits:

In 1993, the Plan adopted the provisions of the AICPA Audit and Accounting Guide, "Audits of Employee Benefits Plans", requiring that amounts allocated to withdrawing participants not be reported as a liability in the statement of net assets available for plan benefits. As a result, the Plan recorded a cumulative effect adjustment at the beginning of 1993 of $570,430 in the statement of changes in net assets available for benefits with fund information (not separately presented herein). This represents the amounts allocated to withdrawing participants but (not yet paid at December 31, 1992.

Investment Valuation:

The Harsco Corporation Common Stock is stated at market value, which represents the closing price of the stock on the Composite Reporting Tape of the stock exchanges on the last day of trading of the calendar year. The Participant Group Annuity Contracts with Metropolitan Life

Insurance Company (Metropolitan), are stated at cost plus accrued interest with principal and interest guaranteed by Metropolitan. Based on available information at December 31, 1994, the Company believes that the fair value of the Metropolitan Group Annuity Contracts is not significantly different from cost plus accrued interest. The Common Trust Funds with Wells Fargo Bank, N.A. are stated at market value, which represents the closing price of the fund on the last trading day of the calendar year. Based on available information at December 31, 1994, the Company believes that the fair value of the Wells' Fargo Bank Guaranteed Investment Contracts is not significantly different from cost plus accrued interest. The Fidelity Magellan Mutual Fund shares in the Fidelity Magellan Fund (formerly the Managed Equity Fund), are stated at market value, which represents the closing price of the fund on the last trading day of the calendar year. The Vanguard 500 Portfolio Index Trust Mutual Fund shares in the Indexed Equity Fund are stated at market value, which represents the closing price of the fund on the last trading day of the calendar year. The S&P 500 Mutual Fund shares in the S&P 500 Fund are stated at market value, which represents the closing price on the last day of trading of the calendar year. The International Equity Fund shares in the International Equity Fund are stated at market value, which represents the closing price on the last day of trading of the calendar year. The Asset Allocation Mutual Fund shares in the Asset Allocation Fund are stated at market value, which represents the closing price on the last day of trading of the calendar year. Short-term investments, which represent the temporary investment of funds until purchases of common stock are completed, are invested in the Wells Fargo Bank Money Market Fund.

Other:

The Plan presents in the Statement of Changes in Net Assets Available for Benefits with Fund Information the net appreciation (depreciation) in the market value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

The Harsco Common Stock Fund (formerly Funds A and C), described in Note 3, are commingled and share proportionally in income distribution and realization of appreciation or depreciation on investments.

The purchase and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

Both participants' and Company contributions are accrued in the period of the related payroll deductions. Forfeitures, a result of participant withdrawals prior to their full vesting in the Plan, are used to reduce the amount of future Company matching contributions.

3.  Investment Programs:

The Plan, comprised of participants' and Company contributions, is divided into the following funds described below.

(1) Harsco Common Stock Fund, formerly commingled Fund A, Common Stock purchased with Company contributions and Fund C, Common Stock purchased with Participants' contributions - (Common Stock purchased with Company and Participants' contributions): a fund consisting of Common Stock of Harsco Corporation purchased in the open market or through privately negotiated transactions to the extent permitted by rules of the New York Stock Exchange and the Securities and Exchange Commission.

(2) Fixed Income Fund, formerly Fund B - (consisting of investments purchased with participants' contributions): a fund currently maintained through an agreement with one or more insurance companies or other financial institutions, designated by the Company, under which the insurance company or financial institution shall guarantee repayment of the principal and payment of interest at a fixed annual rate for a specified period of time in accordance with the terms of the agreement. Prior to January 1, 1994, all participating employees earned interest at a pooled or "blended rate" which was determined each year and was based upon the applicable specific rates for the current and prior years. Consequently, the blended rate for 1993 combined the specific rates for 1992 (6.26%) and 1991 (8.45%), with the 6.70% rate for monies deposited and redeposited in 1993. However, starting on January 1, 1994, all participants earn interest at a variable rate on all monies in the Fixed Income Fund regardless of the year of deposit. The 1994 Fixed Income Fund Average Annual Rate of Return was 5.56%.

(3) Fidelity Magellan Fund, formerly Fund E, Managed Equity - (consisting of investments purchased with participants' contributions): a fund consisting of shares of the Fidelity Magellan Mutual Fund which is managed by Fidelity Management and Research Company, Boston, Massachusetts.

(4) S&P 500 Fund - (consisting of investments purchased with participants' contributions): a fund consisting of investments in the same stocks and in substantially the same percentages as the S&P 500 Index. These stocks represent approximately 75% of the market value of all publicly-traded common stocks in the United States. This fund was offered as a new investment option starting April 1, 1994.

(5) International Equity Fund - (consisting of investments purchased with participants' contributions): a fund consisting of investments in over 1,000 foreign stocks in the equity markets of 20 predominantly Western European and Pacific Rim countries representing over 90% of the overseas equity market. This fund was offered as a new investment option starting April 1, 1994.

(6) Asset Allocation Fund - (consisting of investments purchased with participants' contributions): a fund consisting of investments among three asset classes consisting of S&P 500 Index common stocks, U.S. Treasury Bonds with maturities ranging from 20 to 30 years, and Wells Fargo Bank Money Market securities. This fund was offered as a new investment option starting April 1, 1994.

(7) Fund F - (Indexed Equity Fund purchased with participants' contributions): a fund consisting of shares of the Vanguard 500 Portfolio Index Trust mutual fund which is managed by the Vanguard Group, Valley Forge, Pennsylvania. This fund was an investment option offered through the year ended December 31, 1993.

Investment choices, prior to January 1, 1994, which an Eligible Employee may elect, are as follows:

(A) Participants' Matched After-Tax and/or Matched Tax-Saver Contributions - At the time an Eligible Employee enrolls for participation in the Plan, he shall also elect to have his Matched After-Tax and/or Matched Tax-Saver Contributions invested in accordance with 1 or 2 below, depending upon whether or not he has attained the age of fifty-five (55).

1. Under Age Fifty-five (55) - In multiples of 25% in Funds B, C, E and/or F provided at least a minimum of 50% of the first 6% of the Contribution is in Fund C.

2. Age Fifty-five (55) and over - In multiples of 25% in Funds B, C, E and/or F in any combination thereof. No minimum percentage is required to be in any of these funds.

(B) Participants' Unmatched After-Tax Contributions and/or Unmatched Tax-Saver Contributions - At the time of enrollment for participation in the Plan, or as of any subsequent enrollment date, a Participant who elects to make Unmatched After-Tax and/or Unmatched Tax-Saver Contributions shall also elect to have such Contributions invested, whether or not he has attained age fifty-five (55), in multiples of 25% in funds B, C, and E and/or F in any combination thereof. No minimum percentage is required to be in any of these Funds.

If at any time it is not possible for the Trustee to purchase Common Stock of the Company as required for the Harsco Common Stock Fund (formerly Funds A and
C), the Trustee will invest such funds in short-term obligations of the United States government or agencies thereof or in other types of short-term investments, including commercial paper (other than obligations of the Company or its affiliates).

There were 4,914 participants at December 31, 1994 who participated in one or more of the four investment funds. At December 31, 1994 the number of participants selecting each of the investment funds for their contributions was as follows:

        Harsco Corporation Common Stock       3,893
        Fixed Income Fund                     1,899
        Fidelity Magellan Fund                2,079
        S & P 500 Stock Fund                  1,673
        International Equity Fund               736
        Asset Allocation Fund                 1,349

4.  Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                           1994          1993
                                                     __________    __________
  Net assets available for benefits per
  the financial statements                          $86,519,716   $91,222,950
  Amounts allocated to withdrawing participants               0    (1,375,436)
                                                     __________    __________
  Net assets available for benefits per the
  Form 5500                                         $86,519,716   $89,847,514
                                                     __________    __________
                                                     __________    __________

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:



                                                                                       1994
                                                                                  __________
  Benefits paid to participants per the financial statements                     $ 5,748,484
  Add:  Amounts allocated to withdrawing participants
    at December 31, 1994                                                                   0
  Total Plan amounts allocated to withdrawing participants
    at December 31, 1993                                           (1,375,436)
  Plan amounts allocated to withdrawing participants
    transferred to the Partnership Plan effective January 1, 1994      339,889
                                                                    __________
  Less:  Net Amounts allocated to withdrawing participants
    at December 31, 1993                                                         (1,035,547)
                                                                                  __________
  Benefits paid to participants per the Form 5500                                $ 4,712,937
                                                                                  __________
                                                                                  __________



Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

The following is a reconciliation of transfers from the Plan per the financial statements to the Form 5500:



                                                                                       1994
                                                                                  __________
  Transfers to (from) the Plan per the financial statements:
    Transfers arising from the mergers of Harsco Corporation
      Savings Plan II and Sherwood Selpac Corporation Plan
      into the Plan (See Note 5)                                   $13,966,361
    Transfers (from) the Plan to the Partnership Plan              (29,521,185) (15,554,824)
                                                                   ___________
 Plan amounts allocated to withdrawing participants
    to the Partnership Plan effective January 1, 1994                               339,889
                                                                                 __________
  Transfers (from) the Plan per the Form 5500                                  $(15,214,935)


5.  Plan Mergers:

Effective January 1, 1994, Harsco Corporation Savings Plan II was merged into the Harsco Corporation Savings Plan, which amounted to $11,953,849.

On January 28, 1994, FMC Corporation ("FMC") and the Company announced completion of a series of agreements, first announced in December of 1992, to combine certain assets and liabilities of FMC's Defense Systems Group and the Company's BMY-Combat Systems Division. The effective date of the combination was January 1, 1994. The combined company, United Defense, L.P., operates as a limited partnership ("partnership"). FMC, as the Managing General partner, has a 60 percent equity interest, and Harsco Defense Holding, Inc., a wholly-owned subsidiary of the Company, as the Limited Partner, has a 40 percent equity interest. Pursuant to the provisions of the Partnership Agreement, the partnership established certain transitional employee benefit plans to cover the former Harsco and FMC employees who were transferred to the Partnership. With respect to those former Harsco Employees covered by the Harsco Corporation Savings Plan, the Partnership, effective January 1, 1994, established a Transition Savings Plan and, consequently, assets representing the full account balances of former Harsco employees were transferred from the Harsco Corporation Savings Plan to the Partnership's Transition Savings Plan as of the same date, which amounted to $29,521,185.

Effective July 1, 1994, the Sherwood Selpac Corporation Profit Sharing Thrift Plan was merged into the Harsco Corporation Savings Plan. All qualified assets of the Sherwood Selpac Corporation Profit Sharing Thrift Plan were transferred into the Harsco Corporation Savings Plan in August 1994, which amounted to $2,012,512.

6.  Federal Income Taxes:

The Company received a determination from the Internal Revenue Service on April 15, 1995, that the Plan, as amended September 15, 1994, is a qualified plan Sections 401(a) and 401(k) of the Internal Revenue Code and is therefore exempt from Federal income taxes under the provisions of Section 501(a). Future amendments are anticipated to be made in order to comply with the requirements of the Internal Revenue Code as amended. The Company believes that the Plan, as amended, is currently designed and being applied in compliance with the applicable requirements of the Internal Revenue Code.

As to the Federal Income Tax status of the employee with respect to the Plan, see "Description of Federal Tax Considerations", Exhibit (4), incorporated by reference.




HARSCO SAVINGS PLAN
ASSETS HELD FOR INVESTMENT PURPOSES - ITEM 27(a) (FORM 5500)
December 31, 1994



Shares or                                                                                      Current
Par Value            Description of Investment                              Cost                Value
_________            _________________________                            ________             _______

                     Common Stock

1,238,548            Harsco Corp. Common Stock, par value $1.25           $     <F2>        $50,625,650
                                                                                             __________
                         Total Common Stock                                                  50,625,650
                                                                                             __________
                     Contracts - Insurance, at contract value

$4,747,044             Metropolitan Life Insurance
                       GAC '13400, 5.48%, 1/1/1996                              <F2>          4,747,044

$5,204,476             Metropolitan Life Insurance
                       GAC '12885, 6.26%, 1/1/1995                              <F2>          5,204,476
                                                                                             __________
                         Total Contracts - Insurance                                          9,951,520
                                                                                             __________
181,630              Wells Fargo Bank, N.A.
                     Common Trust Fund                                     2,120,730          2,115,359

N/A                  Participant Loans <F1>                                      -0-          3,313,458

                     Mutual Funds

888,700                Fidelity Magellan Fund                                   <F2>          8,744,862

309,922              S & P 500 Fund                                        4,952,008          5,098,218

120,467              International Equity Fund                             1,446,638          1,463,677

280,028              Asset Allocation Fund                                 4,104,460          4,166,822
                                                                                             __________
                         Total Mutual Funds                                                  19,473,579
                                                                                             __________

$643,014             Short-Term Investments - Wells Fargo Bank
                     Money Market Fund                                       643,014            643,014
                                                                                             __________
                     Total Assets                                                           $86,122,580
                                                                                             __________
                                                                                             __________

<F1>  Participant Loans do not exceed five years to maturity and interest rates charged during 1994 ranged from 7.25% to 9.50%.

<F2>  The historical cost information was not available from the trustee or custodian due to the cumulative nature of the costs in these funds.




HARSCO CORPORATION SAVINGS PLAN
SCHEDULE OF REPORTABLE TRANSACTIONS - ITEM 27(d) (FORM 5500)
For the year ended December 31, 1994




                                                                          (iii), (iv)
                                                         (i), (ii)        Total Dollar
     (a)                          (b)                Total Number of      Value of               (v)
Identity of                   Description            Purchases (P) or     Purchases or       Net Gain or
party involved                of Asset               Sales (S)            Sales              (Loss)
________________________________________________________________________________________________________
Harsco                        Harsco Common             (P)  74           $ 4,272,602           $      -
  Corporation, plan           Stock Fund                (S) 116           $ 8,388,441      <F1> $ 696,546
  sponsor

Harsco                        Fixed Income              (P)  72           $ 2,603,675           $      -
  Corporation, plan           Fund                      (S) 118           $ 4,881,252           $      -
  sponsor

Harsco                        Fidelity Magellan         (P)  96           $ 5,915,546           $      -
  Corporation, plan           Fund                      (S)  93           $   796,323      <F1> $ (1,708)
  sponsor

Harsco                        S&P 500 Stock             (P)  97           $ 5,244,425           $      -
  Corporation, plan           Fund                      (S)  92           $   292,417      <F1> $  2,922
  sponsor

Harsco                        International             (P) 109           $ 1,788,554           $      -
  Corporation, plan           Equity Fund               (S)  70           $   341,916      <F1> $  9,903
  sponsor

Harsco                        Asset Allocation          (P) 101           $ 4,495,994           $      -
  Corporation, plan           Fund                      (S)  80           $   391,534      <F1> $  1,269
  sponsor

<F1>  The historical cost information was not available from the trustee or custodian due to the cumulative nature of the costs in these funds.



SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


HARSCO CORPORATION SAVINGS PLAN


BY  /x/ R. C. Hawkins
    R. C. Hawkins, Chairman
    Plan Administrative Committee


July 12, 1995





HARSCO CORPORATION SAVINGS PLAN
Annual Report on Form 11-K
for the year ended December 31, 1994


INDEX TO EXHIBITS



Exhibit
Number             Data Required                                  Location in 11-K
_________          _____________                                  ________________
    1              Consent of Independent Accountants             Page 20

    2              Participant's Statement of Account             Pages 21 to 23

    3              Appendix "B" to Harsco                         Page 24
                     Savings Plan

    4              Description of Federal Tax                     Incorporated by reference
                     Considerations.                                from pages 50-56 Post Effective
                                                                    Amendment No. 2 to form S-8
                                                                    Registration Statement
                                                                   (Registration No. 33-5300)
                                                                   effective April 30, 1990.